Exhibit 99.68

PRESS RELEASE

For immediate release

CONSTRUCTION COMMENCED OF PHASE 1 PURIFICATION FACILITY FOR LITHIUM-ION BATTERY MATERIAL IN BÉCANCOUR AND THE LAND FOR PHASE 2 EXPANSION IS NOW SUCCESSFULLY ACQUIRED

+	Nouveau Monde is making significant progress on the advancement of its previously announced Phase 1 purification operation at Olin Corporation’s facility in Bécancour, Québec

+	Olin’s move-in ready space has proven advantageous in accelerating preparation and construction times

+	Key major equipment has arrived from Italy and will be installed shortly

+	Commissioning and first production of Nouveau Monde’s high-purity spheronised and flake graphite for use in lithium-ion batteries is scheduled to commence mid-2021

+	Successful completion of the strategic acquisition of the 200,000-m² land for the Phase 2 expansion (commercial stage) in the Bécancour industrial park

+	This important milestone further cements Nouveau Monde’s vertical integration model, allowing the Company to benefit from full exposure to the entire “mine-to-market” battery materials value chain

+	Besides lithium-ion batteries, Nouveau Monde’s high-purity graphite products will target high-growth markets such as fuel cells, and 5G heat dissipation foils

MONTRÉAL, CANADA, January 21, 2020 – Nouveau Monde Graphite inc. (“Nouveau Monde” or the “Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) is pleased to provide an update on the buildout of the Phase 1 operation at its move-in ready space located in Bécancour, Québec (referred to as “BEC1”). The Company is targeting mid-2021 for the commencement of production of the first tonnes of high-purity spherical graphite destined for the high-growth EV and renewable energy sectors. Once fully ramped up, the nameplate capacity of Phase 1 will be 1,500 tonnes per annum of purified material produced using the first two state-of-the-art commercial-scale modules. The Company intends to use this initial production to advance its qualification process with major battery makers with the objective to secure long-term supply agreements.

Eric Desaulniers, President and CEO of Nouveau Monde: “The commercialisation of our thermochemical purification process is a very important milestone for the Company. To date, we have been able to ship a limited number of kilograms to potential clients, however our Phase 1 operation will allow us to send our customers tonnes of our advanced material. We’re excited but remain clear-headed and focused on the end goal of becoming a tier-1 supplier of anode material for lithium-ion batteries.”

Arne H. Frandsen, Chairman of Nouveau Monde continued : “I am delighted with the progress and achievements to date. The strategic purchase of the adjacent land for our Phase 2 expansion, is likewise of great importance. It will now allow Nouveau Monde to grow the production within the Bécancour industrial park, allowing for a safe and cost-efficient expansion of our anode material production”.

Key advancements at Phase 1

☐	Since the beginning of January 2021 this year, Nouveau Monde has been present at Olin’s facility on a daily basis and is pleased with the pace of advancement of the Phase 1 work.

☐	The transformer-rectifier ordered from Friem in Italy in December 2019 successfully completed a full year of extensive testing. It has been shipped from Italy on January 3, 2021 and arrived at the Port of Montreal on January 17. It is scheduled to be delivered onsite in Bécancour on January 22. All preparatory work related to its installation is expected to be be completed by the end of February.

☐	Upgrades to the flooring of BEC1, began on January 5 and pouring of concrete is scheduled to begin next week.

☐	The installation of the exterior walls of the two modular furnaces is scheduled to begin in February.

☐	Bus bars (electrical conductors) are being manufactured and their installation is scheduled to be completed in February.

☐	Equipment orders are more than 95% complete, with the majority of deliveries expected for February and March; critical items related to gas treatment and handling of chlorine and graphite are expected to arrive onsite in April and May, ahead of the planned start-up of the furnaces in late June.

☐	Detailed engineering is expected to be completed before the end of January for mechanical, piping and electrical installation in order to obtain bids and start construction in March, as planned.
☐	The control room and office are expected to be installed in early February.

The Company will continue to update the market on its social media platforms and website as the construction continues to advance.

Nouveau Monde Completes the Purchase of the Phase 2 Site in Bécancour

In the press release dated October 27, 2020, Nouveau Monde announced that it had signed an option to purchase a 200,000-m² parcel of land adjacent to Olin’s property in the Bécancour industrial park. The Company announces today that it has completed the purchase of this property. As the future site of the Company’s commercial-scale transformation plant, it will produce a wide range of value-added graphite-based materials. The property presents no environmental limitations for construction and offers all necessary infrastructure to have a safe and direct chemical supply from the adjacent Olin’s property as well as rail, port, and road access for both importing raw materials and exporting final products throughout North America and Europe. The Company is currently finalizing an internal FEL-1 scoping study on its Phase 2 commercial anode material project in Bécancour; the Company will update the market once the study is completed. Nouveau Monde is planning, with its modular approach, the production of 40,000 tonnes per annum of anode material for the initial phase, with the option to expand as the anticipated demand increases in the battery and speciality markets.

Aerial view of Nouveau Monde’s planned future commercial operations in Bécancour. Learn more about the Company’s strategic location here: https://youtu.be/CGh4ZChdHmc

Vertical integration; from mine to high-quality graphite-based anode material production, all facilities in close proximity to one another.

Transformer arriving at the Port of Montréal. Arrival at Bécancour scheduled this Friday, January 22, 2021.

About Nouveau Monde

Nouveau Monde is striving to become a key element in the sustainable energy revolution. The Company is working towards developing a fully-integrated source of green battery anode material in Quebec, Canada. Targeting full-scale commercial operations by 2023, the Company is developing advanced carbon-neutral graphite-based material solutions for the growing lithium-ion and fuel cell markets. With low-cost operations and high ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
Nouveau Monde	Nouveau Monde
+1-450-757-8905 #140	+1-438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (i) the positive impact of the foregoing on project economics, (ii) the successful and timely completion of the projected construction of the phase 1 and phase 2 projects, (iii) the commencement of the anticipated production and (iv) generally, or the “About Nouveau Monde” paragraph which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the timely delivery and installation of the referenced equipment and machinery, the Company’s business prospects and opportunities and estimates of the operational performance of the referenced equipment and machinery, and are not guarantees of future performance. Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment and machinery, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, technological developments, the impacts of the global COVID-19 pandemic and the governments responses thereto, and general economic conditions. Unpredictable or unknown factors not discussed in this Cautionary Disclaimer could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Company is available in the SEDAR database (www.sedar.com) and on the Company’s website at: www.NouveauMonde.ca